UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

CANADA LIFE FINANCIAL CORPORATION

(Translation of registrant's name into English)

330 University Avenue, Toronto, Ontario M5G 1R8

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                      Form 40-F ☒

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No ☒

CANADA LIFE FINANCIAL CORPORATION

EXHIBITS TO FORM 6K

Exhibits

Form 6K	99.1
Material Change Report	99.2
Press Release - Canada Life Board Continues to Recommend Rejection of Manulife Offer	99.3

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADA LIFE FINANCIAL CORPORATION

(Registrant)

Date: February 20, 2003	By: "Roy W. Linden"

Roy W. Linden Secretary and Chief Compliance Officer